Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

September 17, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Aamira Chaudhry

Joel Parker

Stacey Peikin

Lilyanna Peyser

Re:	Udemy, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 13, 2021
File No. 377-04928

Ladies and Gentlemen:

On behalf of our client, Udemy, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 1, 2021, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on August 13, 2021 (“Amendment No. 2”). The Company has also revised Amendment No. 2 (the “Revised Draft Registration Statement”) and is concurrently submitting via EDGAR this letter and the Revised Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 2 submitted on August 13, 2021), all page references herein correspond to the page of the Revised Draft Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG     LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI     WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

September 17, 2021

Draft Registration Statement on Form S-1 Submitted August 13, 2021

Our platform relies on…., page 17

1.

We note your revised disclosure in response to comment 2. Please expand to quantify the number or proportion of instructors who provided the majority of course enrollments on your platform in the first half of 2021.

In response to the Staff’s comment, the Company has revised its disclosure on page 17 of the Revised Draft Registration Statement to provide additional quantification regarding the Company’s course enrollments. The Company respectfully advises the Staff that it has also clarified its disclosure to provide paid marketplace enrollment information, rather than total course enrollment information, since the availability of paid content in the Company’s consumer marketplace most directly affects both the quality and attractiveness of the Company’s offerings as well as the Company’s financial performance.

Our Solution, page 86

2.	Please revise here and elsewhere as applicable to disclose your customer retention and renewal rates.

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of the Revised Draft Registration Statement to disclose its Udemy Business (“UB”) Net Dollar Retention Rate (“NDRR”) for fiscal years 2020 and 2019 and the six months ended June 30, 2021. The Company has also revised its disclosure on page 84 of the Revised Draft Registration Statement to disclose its NDRR for each of the past ten quarters, beginning with the three months ended March 31, 2019. The Company believes NDRR provides the most useful information for investors to understand and evaluate the Company’s ability to successfully retain and grow revenue from UB customers in the same manner as its management team and board of directors.

The Company respectfully notes the Staff’s request for customer renewal rates; however, the Company does not believe such information is material to, or helpful for, an investor’s understanding of the Company’s UB offering. As disclosed on page 72 of the Revised Draft Registration Statement, the Company has historically acquired UB customers by expanding from individual to department to multi-department to enterprise-wide sales. The Company believes that renewal rate data does not account for key aspects of its growth or the success of its UB offering, such as the dollar value or duration of subscription agreements, or the number of seats subject to the subscription agreement. Given these limitations, and because the Company does not focus on this metric in assessing the health of its business, disclosure of a renewal rate metric may provide incomplete information to investors about UB revenue trends.

The Company respectfully advises the Staff that its direct-to-consumer subscription offering only began beta testing in early 2021. Consequently, the Company has concluded that there is insufficient historical data from which to draw conclusions on retention or renewal rates for its consumer subscription offering.

U.S. Securities and Exchange Commission

September 17, 2021

Index to Consolidated Financial Statements, page F-1

3.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has included its unaudited financial statements for the six months ended June 30, 2021 and 2020 in the Revised Draft Registration Statement.

General

4.

We note the revised disclosure in response to our prior comment 3 regarding whether instructors agree to provide course content for a minimum term. Expand the first paragraph on page 62 to clarify whether the consumer learner can access course content that an instructor later unpublishes if the consumer subscribes to a consumer subscription offering rather than purchasing a course enrollment. In this regard, we note the disclosure on page 17 that once an instructor unpublishes content or leaves the Udemy platform altogether, you have a right to continue offering such content to new learners on the consumer marketplace for 60 days afterwards and in your subscription offerings for 12 months afterward. In addition, expand the disclosure on page 62 to address the terms that apply to Udemy Business customers when an instructor unpublishes a course.

The Company acknowledges the Staff’s comment and confirms that, when an instructor unpublishes their content, the Company retains the right to continue facilitating new enrollments for up to 60 days on its consumer marketplace and 12 months for its subscription offerings. The Company has revised its disclosure in the Revised Draft Registration Statement as follows:

•

On page 90, the Company has clarified that learners who subscribe to a consumer subscription offering retain access to the courses in which they enroll for the duration of their subscriptions (including any renewal periods), even if the instructor later removes the course.

•

On page 90, the Company has clarified that learners who subscribe to Udemy Business offerings retain access to the courses in which they enroll for the duration of their subscriptions (including any renewal periods), even if the instructor later removes the course.

The Company also respectfully advises the Staff that learners who have purchased courses through the consumer marketplace can continue to access and consume course content purchased through the marketplace on an on-demand basis, even if an instructor later unpublishes the course, as disclosed on page 67 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

September 17, 2021

General

5.

We note your response to our prior comment 3 regarding whether and how different courses and/or instructors are priced differently and reissue the comment. Please clarify whether and/or how different courses and/or instructors are priced differently.

In response to the Staff’s comment, the Company has revised its disclosure on page 105 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company’s machine learning pricing algorithms determine prices within each country on a course-by-course basis. Pricing is not tailored for specific instructors. The Company’s machine learning pricing algorithms take into account dozens of factors to determine the price of each course, including instructor-related data such as the average rating among all courses by that instructor, but the specific identity of the instructor is not a factor, and pricing is not determined on an instructor-by-instructor basis.

Additionally, the Company has revised its disclosure on page 104 to clarify that, through the promotional pricing program the Company offers to instructors, the Company programmatically controls the list and promotional prices for each course an instructor offers through the Company’s consumer marketplace, based on course characteristics like category of content, hours of content, rating, and popularity.

6.

We note your revised disclosure in response to our prior comment 4. Discuss the terms of the “policies and procedures intended to encourage respectful behavior,” as well as the consequences of any non-compliance with such policies and procedures (including, for example, the consequences and remediative actions related to intellectual property infringement). In addition, describe the terms of your Terms of Use, Instructor Terms, and Trust & Safety policies, the mechanisms and standards you use to review the technical quality and appropriateness of courses, and whether these mechanisms detect infringement of the intellectual property rights of others. Disclose how you determine whether and which actions to take when policy violations occur. To the extent your policies do not address all of these issues, please say so and discuss related risks to the company and investors.

In response to the Staff’s comment, the Company has revised its disclosure in the Revised Draft Registration Statement as follows:

•

With regards to the terms of the Company’s “policies and procedures intended to encourage respectful behavior,” including specifically the Company’s Terms of Use, Instructor Terms, and Trust & Safety policies, the Company has revised its disclosures on page 109 to describe the user-facing terms and policies that govern users’ behavior on the Company’s platform, under which the Company’s Trust & Safety team can impose penalties to foster respectful behavior.

•

With regards to the consequences of non-compliance with the Company’s policies and procedures and how the Company determines which actions to take when policy violations occur, the Company has revised its disclosure on page 102 to detail the potential penalties for non-compliance, which can range from the temporary disabling of communications features in cases of excessive use to the removal of content and termination of accounts in cases of more serious policy violations, such as the posting of infringing content. These penalties are applied based on standardized internal procedures maintained by the Company’s Trust & Safety team, which is also empowered to impose penalties for novel violations of the Company’s terms and policies where no standardized procedure yet exists.

U.S. Securities and Exchange Commission

September 17, 2021

•

With regards to the mechanisms and standards used to review the quality and appropriateness of content, as well as whether these mechanisms detect intellectual property infringement, the Company has revised its disclosure on page 102 to detail the checklist of technical criteria related to a course’s audio, video, and course descriptions that is used during this review. The Company respectfully advises the Staff that, as disclosed on page 21, the Company does not proactively review content for potential infringement of intellectual property rights. The risks associated with the Company’s practices are described on pages 21-22 and 36-37 of the Revised Draft Registration Statement.

•

With regards to the possibility that our policies do not address all of the issues discussed, the Company has revised its existing risk factor disclosure regarding intellectual property litigation on pages 36-37 to specify that while the Company requires users to comply with its terms and policies, this may not dissuade or prevent infringing activity by third parties on our platform.

*****

U.S. Securities and Exchange Commission

September 17, 2021

Please direct any questions regarding the Company’s responses or the Revised Draft Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com or Christina Poulsen at (650) 849-3245 or cpoulsen@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Gregg Coccari, Udemy, Inc.
Sarah Blanchard, Udemy, Inc.
Ken Hirschman, Udemy, Inc.
Victoria Nemiah, Udemy, Inc.

Yoichiro Taku, Wilson Sonsini Goodrich & Rosati, P.C.
Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.
Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel N. Webb, Simpson Thacher & Bartlett LLP